SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
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                         BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date: 11 October 2005

1. Name of applicant:

AMVESCAP PLC

2. Name of scheme

AMVESCAP PLC SHARESAVE

3. Period of return:

From        11 APRIL                                  To     10 OCTOBER 2005

4. Balance under scheme from previous return:

553,841

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

63,583

7 Balance under scheme not yet issued/allotted at end of period

490,258

8. Number and class of securities originally listed and the date of admission

2,527,243 ORDINARY SHARES OF 25P EACH LISTED ON 11 OCTOBER 2000

9. Total number of securities in issue at the end of the period

812,080,657 ORDINARY SHARES OF 25P


Name of contact               ANGELA TULLY

Address of contact            30 FINSBURY SQUARE, LONDON EC2

Telephone number of contact               020 7065 3652

Signed by ...............A. Tully..........................
Director/assistant company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant ......AMVESCAP PLC...................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  11 October, 2005                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary